November 4, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kamyar Daneshvar and Craig Slivka – Legal

Re:	Norcraft Companies, Inc. (the “Registrant”)

Public offering of up to 6,764,706 Shares of Common Stock

Registration Statement on Form S-1, as amended,

File No. 333-191607

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned Shares of Common Stock, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective by 4:00 p.m., Eastern Standard Time, on November 6, 2013 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 6,189 copies of the preliminary prospectus issued October 28, 2013 through the date hereof, to underwriters, dealers, institutions and others as follows:

(i)	Date of Preliminary Prospectus: October 28, 2013

(ii)	Dates of distribution: October 28, 2013 – to date

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 6

(iv)	Number of prospectuses furnished to investors: 6,133

(v)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsels, independent accountants, and underwriters’ counsels: 50

The undersigned advise that they have complied and will continue to comply, and we have been informed by participating Underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
UBS SECURITIES LLC as Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Ben Eldredge
Name:	Ben Eldredge
Title:	Director

By:	UBS Securities LLC

By:	/s/ Justin Smolkin
Name:	Justin Smolkin
Title:	Executive Director

By:	/s/ Aaron McGovern
Name:	Aaron McGovern
Title:	Director

cc:	Mindy Hooker (Securities and Exchange Commission)

Anne McConnell (Securities and Exchange Commission)

Mark Buller (Norcraft Companies, Inc.)

Leigh Ginter (Norcraft Companies, Inc.)

Carl Marcellino (Ropes & Gray LLP)

Richard Truesdell, Jr. (Davis Polk & Wardwell LLP)

[Underwriters’ Signature Page to Acceleration Request]